CALIFORNIA REPUBLIC FUNDING, LLC

18400 VON KARMAN AVENUE, SUITE 1100

IRVINE, CALIFORNIA 92612

January 19, 2016

By Edgar and Email

Arthur C. Sandel, Esq.

Special Counsel

Office of Structured Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	California Republic Funding, LLC
Amendment No. 2 to Registration Statement on Form SF-3
File No. 333-207639

Dear Mr. Sandel:

The registrant, California Republic Funding, LLC transmits for filing under the Securities Act of 1933, Amendment No. 3 to the registration statement on Form SF-3, no. 333-207639.

In addition, the registrant hereby provides each of the responses set forth below to the staff’s comments of December 10, 2015. For ease of reference, the staff’s comments have been repeated below in italics. Each comment is followed by the registrant’s response, and we refer to each of your comments by the number assigned to it by you.

CRB Must Repurchase Certain Receivables, page 62

1.	We note your revisions here in response to our prior comments 4 and 14, including the statement that “a Noteholder may make a request or demand that a Receivable be repurchased due to a breach of a representation made about the Receivables and the Indenture Trustee will notify CRB of any Noteholder request or demand it receives.” We also note that Section 3.04 of the form of Sale and Servicing Agreement you filed previously as Exhibit 10.1 provides that a noteholder, as a requesting party, may make repurchase requests directly to the depositor and/or the seller and may refer related matters to dispute resolution.

a.	It is not clear from your prospectus disclosure whether a noteholder may make a repurchase request directly to the depositor and/or seller, or if a noteholder must make the request through the indenture trustee. Please revise your prospectus or the form of Sale and Servicing Agreement, as applicable, to clarify.

b.	Section 7.03 of the form of Indenture you filed previously as Exhibit 4.2 provides that the indenture trustee “will not be required to take action in response to requests, demands or directions of a Noteholder or a Note Owner, other than requests, demands, or directions relating to an asset representations review demand under Section 7.05 unless the Noteholder or Note Owner has offered reasonable security or indemnity reasonably satisfactory to the Indenture Trustee….” If a noteholder must make a repurchase request through the indenture trustee, please revise the form of Indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee’s duties in connection with actions relating to repurchase requests and dispute resolution..

Registrant has revised the form of prospectus and the forms of sale and servicing agreement and receivables purchase agreement to make clear that a noteholder (including a beneficial owner of book-entry notes) may make a repurchase request directly to the depositor or seller.

Asset Representations Review Process, page 64

2.	We note your revisions in response to prior comment 21 and reissue. Please revise your disclosure to state that the review will be performed on each receivable that is 60 days or more delinquent (rather than on each receivable that is “more than 60 days delinquent”), as required by the shelf-eligibility provisions of Form SF-3. See General Instruction I.B.1(b)(D) of Form SF-3.

Registrant has revised the disclosure in the prospectus in response to this comment.

Exhibits

General

3.	We note your confirmation in response to prior comment 30 that you will make all necessary revisions to the transaction documents to reflect the amendments made in response to the staff’s comments. Please further confirm that you will file amended transaction documents reflecting all revisions in response to our comments (prior and current) prior to requesting acceleration of effectiveness of your registration statement. Note that staff may have additional comments following our review of the revised transaction documents.

Registrant confirms that it will file amended transaction documents reflecting all revisions in response to Staff comments (prior and current) prior to requesting acceleration of effectiveness of the registration statement. Registrant believes that with the exhibit filings made in connection with this amendment no. 3, it has responded to all prior and current Staff comments.

Exhibit 10.4 – Form of Asset Representations Review Agreement

4.	We note the revisions in your prospectus in response to prior comment 6. Please revise Section 4.3 of the form of Asset Representations Review Agreement to be consistent with the disclosure in your prospectus that the servicer, rather than the issuer or administrator, will be responsible for annual fee and the review fee owed to the asset representations reviewer.

Registrant has revised the form of asset representation review agreement in response to this comment.

Please contact me at (949) 270-9777 or jonwilcox@crbnk.com with any questions or comments regarding this matter. Thank you for your time and attention.

Sincerely,

/s/ Jon Wilcox

Cc: Dale W. Lum, Esq. – Sidley Austin LLP

Siegfried Knopf, Esq. – Sidley Austin LLP

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